December 29, 2017

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                            Qualcomm Incorporated

Preliminary Proxy Statement

Filed on December 22, 2017

File No. 000-19528

Soliciting Materials filed pursuant to Rule 14a-12

Filed December 4, 2017

File No. 000-19528

Dear Mr. Duchovny:

On behalf of our client, QUALCOMM Incorporated (the “Company” or “Qualcomm”), set forth below are the Company’s responses to the comments raised in your letter dated December 27, 2017 (the “Comment Letter”).  The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Preliminary Proxy Statement, filed on December 22, 2017 (the “Preliminary Proxy Statement”) and the Soliciting Materials filed pursuant to Rule 14a-12 on December 4, 2017 (the “Soliciting Materials”).  The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and provided our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Preliminary Proxy Statement and the Soliciting Materials.

Preliminary Proxy Statement

1.              Please provide the disclosure required by Item 3 of Schedule 14A.

RESPONSE:

The Company acknowledges the Staff’s comment and has provided the required disclosure on page 10 of Amendment No. 1 to the Preliminary Proxy Statement filed on December 29, 2017 (the “Amended Proxy Statement”).

Vote Required for Each Proposal, page 6

2.              Please revise the first sentence on page 7, which states that “It will NOT help elect your Board if you sign and return a blue proxy card sent by Broadcom.” Your disclosure suggests that only your nominees could be elected to “your [the security holders’] board.”

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Amended Proxy Statement accordingly.

Background to the Solicitation, page 16

3.              Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that “…Broadcom’s desire to acquire the Company in a manner that dramatically undervalues the Company” (emphasis added).

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 19 of the Amended Proxy Statement accordingly to reflect the statement as the opinion of the Board.

In addition, we respectfully advise the Staff that the Board’s opinion that Broadcom’s offer dramatically undervalues the Company is supported by a number of factors.  The price/earnings multiple for Qualcomm implied by the Broadcom offer, determined as of December 27, 2017, pro forma for the pending acquisition of NXP Semiconductors N.V. (“NXP”), is 24% lower (13.8x v. 18.2x) than the multiple of the iShares PHLX Semiconductor ETF, a security tracking the performance of an index of U.S equity securities in the semiconductor sector, and 45% lower (13.8x v. 25x) than the median multiple implied by precedent semiconductor transactions.(1)  Furthermore, the Board believes that the offer does not properly ascribe value to a range of advantages and opportunities currently enjoyed by the Company, including those noted below in response to Comment 9.

(1)         Precedent transactions are Mobileye/Intel, ARM/Softbank, Altera/Intel, Sandisk/Western Digital, Linear/Analog, KLA-Tencor/Lam Research, Broadcom/Avago, Freescale/NXP and NXP/Qualcomm.

4.              Please revise your disclosure to explain how Broadcom’s nominees are “inherently conflicted.”

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 26 of the Amended Proxy Statement accordingly.

5.              Please tell us what investor presentation was issued by Broadcom on December 4, 2017 or revise your disclosure as necessary.

RESPONSE:

The Company acknowledges the Staff’s comment and notes that the Broadcom announcement referenced in the “Background to the Solicitation” was disclosed by Broadcom in a Form 425 filed with the Commission on December 4, 2017 which contained the updated items from Broadcom’s website, in particular the list of Broadcom nominees. The disclosure on page 19 of the Amended Proxy Statement has been revised to clarify the reference accordingly.

6.              Update your disclosure to describe the adoption of the CIC Severance Plan and the amendments to the LTIPs on December 20, 2017.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 19 of the Amended Proxy Statement accordingly.

Proposal 5, page 36

7.              Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that you have combined at least two separate matters in Proposal 5. Please revise to unbundle this proposal such that the Certificate amendment relating to the removal of directors and the amendment relating to amendments of charter provisions are separate proposals.

RESPONSE:

While the Company believes that the items addressed in Proposal 5 complied with (i) Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) applicable interpretive Staff guidance (noting that all such items were included in response to a single stockholder proposal to remove supermajority voting provisions) and (iii) practices reflected in previous preliminary proxy statements that had been reviewed by the Staff, in response to the Staff’s comments, the Company has voluntarily, on pages 36 through 38 of the Amended Proxy Statement, separated the consideration of the Certificate amendment relating to the removal of directors (new Proposal 5) from the Certificate amendment relating to the amendment of the Bylaws and certain Certificate provisions (new Proposal 6).  Additionally, the Company notes the guidance in Question 101.02 of the Compliance and Disclosure Interpretations regarding Rule 14a-4(a)(3) under the Exchange Act and has included the consideration of an immaterial matter (the removal of obsolete provisions in the Certificate) with the consideration of new Proposal 6.

Potential Payments Upon Termination or Change of Control, page 81

8.              Please revise this disclosure to account for the adoption of the CIC Severance Plan and the amendments to the LTIPs on December 20, 2017. To the extent the plan adoption and amendments may result in payments to persons other than those included in the table on page 81, please also disclose those payments. On a related note, please disclose in an appropriate location whether or not the election of the Broadcom nominees would result in any other obligations of the company becoming accelerated or due.

RESPONSE:

We respectfully advise the Staff that neither the December 20, 2017 amendments to the LTIPs nor the adoption of the CIC Severance Plan affect the previous disclosure in the section on Potential Payments Upon Termination or Change of Control.  In the event that a majority of the Broadcom nominees are elected to the Board without the approval of a majority of the current members of the Board, this would be considered a “change in control” under the LTIPs but any payments and benefits that could become payable in connection with such a change in control would be identical to those previously disclosed.  Furthermore, because the NEOs are not covered by, and do not participate in, the CIC Severance Plan, the adoption of the CIC Severance Plan has no impact on the existing disclosure.  Under both the CIC Severance Plan and the LTIPs, as amended, a change in control will not, in and of itself, trigger any compensation or benefits for any of the Company’s employees, including the NEOs.  Only a subsequent involuntary termination without “cause” or a voluntary resignation for “good reason,” each as defined in the applicable plan, would trigger (i) the accelerated vesting of equity awards described in “Figure 15: Treatment of Unvested Equity Awards in Certain Termination Situations” and, (ii) solely for employees below the level of Executive Vice President, the severance benefits under the CIC Severance Plan, in each case, subject to the terms of the applicable plan.  Any such termination of employment would be at the discretion of the newly constituted, Broadcom nominated Board, and therefore extremely speculative at this time.  We have added additional disclosure consistent with the foregoing in a separate section of the Amended Proxy Statement entitled “Additional Information” (see page 88 of the Amended Proxy Statement).

We respectfully further advise the Staff that, except as described above, the Company does not believe that the election of the Broadcom nominees would result in any other material obligations of the Company becoming accelerated or due.

Soliciting Materials filed December 4, 2017

9.              Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statement that “Qualcomm stockholders are poised to participate in substantial growth and value creation…”

RESPONSE:

The Company acknowledges the Staff’s comment.  Further, we respectfully advise the Staff that the Company has, in numerous settings, highlighted a range of areas where it believes it is poised to achieve substantial growth and value creation. These include, among others:

•                  the Company’s leading role in the development and commercialization of 5G wireless technologies, which are expected to be commercially deployed starting in 2019, and the Company’s significant intellectual property rights in the technologies expected to drive that development;

•                  the Company’s pending acquisition of NXP, currently expected to be completed in early 2018, which is expected to generate annualized cost synergies estimated at $500 million and to further strengthen the Company’s already growing positions across the fields of mobile, automotive, Internet of Things (“IoT”), security, radio frequency (“RF”) power products and networking;

•                  the Company’s 2017 RF360 Holdings joint venture with TDK Corporation, to enable delivery of RF front end modules and RF filters into fully integrated products for mobile devices and IoT applications; and

•                  the Company’s strong growth trends in China.

Please see the Company’s Annual Report on Form 10-K for the fiscal year ended September 24, 2017, and the webcast of its Q4 2017 earnings call (available at investor.qualcomm.com) for greater detail.

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Please feel free to contact me at (212) 373-3257 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Steven J. Williams
Steven J. Williams